UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cano Health, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

13781Y 103

(CUSIP Number)

Dr. Marlow Hernandez

c/o Cano Health, Inc.

9725 NW 117th Avenue, Suite 200

Miami, Florida 33178

(203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Dr. Marlow Hernandez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,245,137(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 24,245,137(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 24,245,137
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 5.0% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (1) 1,552,462 shares of the Issuer’s Class A Common Stock, 70,000 shares of the Issuer’s Class B Common Stock and 473,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 11,017,311 shares of the Issuer’s Class A Common Stock and 11,017,311 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; and (3) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include unvested stock options and restricted stock units.

(2)

The percentage reported in item 13 is based upon 207,747,333 shares of Class A Common Stock outstanding and 276,722,704 shares of Class B common stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022. Holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 207,747,333 shares of Class A Common Stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022, plus the shares of Class A Common Stock underlying the Public Warrants and the Class B Common Stock held by the Reporting Persons, the Reporting Persons beneficially own 10.5% of the Issuer’s Class A Common Stock.

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Hernandez Borrower Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 22,034,622 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,034,622 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 22,034,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 11,017,311 shares of the Issuer’s Class A Common Stock and 11,017,311 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC. Hernandez Borrower Holdings, LLC has pledged all such shares to a certain lender in connection with a financing arrangement.

(2)

The percentage reported in item 13 is based upon 207,747,333 shares of Class A Common Stock outstanding and 276,722,704 shares of Class B common stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022. Holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the Company’s stockholders for their vote or approval. When calculated based upon 207,747,333 shares of Class A Common Stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022, plus the shares of Class B Common Stock held by the Reporting Person the Reporting Person beneficially own 9.5% of the Issuer’s Class A Common Stock.

CUSIP NO. 13781Y 103	SCHEDULE 13D

1.	Name of Reporting Persons Marlow B. Hernandez 2020 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 114,584 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 114,584 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Person 114,584
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) * (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock.
(2)

Less than one percent. The percentage reported in item 13 is based upon 207,747,333 shares of Class A Common Stock outstanding and 276,722,704 shares of Class B common stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022.

Explanatory Note

This information in this Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 27, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, referred to herein as the “Schedule 13D”) relating to the Class A Common Stock and Class B Common Stock of the Issuer. The Amendment is filed to reflect the Exchange as described below. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used in the Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source of Funds.

The information contained in Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the transactions with respect to the Class A Common Stock, Class B Common Stock and Public Warrants effected by the Reporting Persons since the filing of the Original Schedule 13D. The transactions were previously reported on Forms 4 filed by the Reporting Persons.

Class A Common Stock

Purchaser	Date of Transaction	Amount of Securities	Weighted- Average Price	Price Range	Nature of Transaction
Dr. Hernandez	11/22/2021	8,000	$9.65	$9.65	Open Market Purchase
Dr. Hernandez	12/3/2021	12,500	$8.75	$8.75	Open Market Purchase
Dr. Hernandez	12/6/2021	15,000	$8.00	$8.00	Open Market Purchase

On March 15, 2022, the Issuer granted 624,418 restricted stock units (“RSUs”) to Dr. Hernandez under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. Each RSU represents a right to receive one share of the Issuer’s Class A Common Stock. The RSUs vest as to 50% of the RSUs on December 31, 2022 and the remaining 50% of the RSUs vest on December, 31, 2023.

On March 15, 2022, the Issuer granted a stock option to purchase 139,175 shares of Class A Common Stock to Dr. Hernandez under the Cano Health, Inc. 2021 Stock Option and Incentive Plan. The stock option has an exercise price of $6.03. 25% of the shares underlying the stock option vest on March 15, 2023, and 25% of the shares underlying the stock option vest at the end of each successive one-year period thereafter.

On May 26, 2022, Holdings effected an exchange of 11,017,311 PCIH Common Units together with the surrender and cancellation of 11,017,311 shares of Class B Common Stock and received 11,017,311 shares of Class A Common Stock (the “Exchange”).

Public Warrants

Purchaser	Date of Transaction	Amount of Securities	Weighted- Average Price	Price Range	Nature of Transaction
Dr. Hernandez	11/22/2021	10,000	$2.60	$2.60	Open Market Purchase
Dr. Hernandez	11/23/2021	20,000	$2.40	$2.40	Open Market Purchase
Dr. Hernandez	11/30/2021	15,000	$2.3939	$2.3939	Open Market Purchase
Dr. Hernandez	12/1/2021	10,000	$2.59	$2.59	Open Market Purchase
Dr. Hernandez	12/3/2021	22,001	$2.38	$2.20-2.40	Open Market Purchase
Dr. Hernandez	12/6/2021	14,999	$2.20	$2.20	Open Market Purchase

Class B Common Stock

On May 26, 2022, Holdings effected the Exchange.

Item 5. Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)

Aggregate number and percentage of securities. Includes (1) 1,552,462 shares of the Issuer’s Class A Common Stock, 70,000 shares of the Issuer’s Class B Common Stock and 473,469 Public Warrants to purchase Class A Common Stock held by Dr. Hernandez; (2) 11,017,311 shares of the Issuer’s Class A Common Stock and 11,017,311 shares of the Issuer’s Class B Common Stock held by Hernandez Borrower Holdings, LLC; and (3) 67,597 shares of the Issuer’s Class A Common Stock and 46,987 Public Warrants to purchase Class A Common Stock held by Marlow B. Hernandez 2020 Family Trust. The beneficial ownership described herein does not include 4,923,093 shares of Class A Common Stock underlying stock options which are currently unvested and restricted stock units not scheduled to vest within 60 days of the date hereof.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based upon 207,747,333 shares of Class A Common Stock outstanding and 276,722,704 shares of Class B common stock outstanding as of May 6, 2022, as reported on the Issuer’s Form 10-Q, filed on May 9, 2022 plus shares of Class A Common Stock underlying the Public Warrants and Class B Common Stock held by the Reporting Person, as is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(b)

Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)

Except as noted herein, including in Item 3 above, which is incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d)

Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The third paragraph contained in Item 6 of the Original Schedule 13D is hereby amended and replaced with the following:

Holdings has pledged all 22,034,622 shares of Class A and Class B Common Stock it holds in connection with a financing arrangement. As of the date hereof, Holdings had borrowings totaling approximately $2.4 million in aggregate principal amount under the financing arrangement. The agreements memorializing the financing arrangement contain customary default provisions and in the event of a default under such agreements the counterparties may foreclose upon any and all shares of the Issuer’s Common Stock pledged to them. The description of the financing arrangement is qualified in its entirety by reference to the Margin Loan Agreement, a copy of which was attached as Exhibit D to the Original Schedule 13D, and is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2022

Dr. Marlow Hernandez

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez

Marlow B. Hernandez 2020 Family Trust

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory

Hernandez Borrower Holdings, LLC

By:	/s/ Dr. Marlow Hernandez
Dr. Marlow Hernandez
Title:	Authorized Signatory